OPTION AND RIGHT OF FIRST REFUSAL AGREEMENT

THIS AGREEMENT, made and entered into as of the First day of April, 2008, by and between AdCare Health Systems, Inc. ("Seller") and James W. Mueller, Jr.. ("Buyer").

WITNESSETH:

FOR AND IN CONSIDERATION of a certain assignment which is attached hereto, Buyer and Seller agree as follows:

1. Seller hereby grants to Buyer an exclusive option to purchase the property known as The New Lincoln Lodge ("Property") on the terms and conditions herein set forth.
2. The purchase price for the Property shall be $2,750,000 to be paid at closing, plus any capital expenditures made by the Seller during the period, plus any cash loans made to the Property, plus any refinancing charges made to refinance the Property.
3. The term of this Option shall commence as of April 1, 2008 and shall end on April 1, 2010.
4. If Buyer elects to exercise this Option, written notice of such exercise shall be given by Buyer to Seller prior to the expiration of the term of this Option.
5. If Buyer elects not to exercise this Option during the term of the Option, Seller hereby grants to Buyer a right of first refusal for an additional three years, from April 1, 2010 to April 1, 2013, to meet any offer to purchase the Property from Seller on the same terms and conditions for a period of 60 days from the time the offer was made.
6. Upon exercise of the Option, this Agreement shall become a contract obligating Buyer to purchase, and Seller to sell, the Property, pursuant to the following terms and conditions:

   A. Title shall be marketable according to the title standards of the Ohio State Bar Association, The Property shall be conveyed free and clear of any liens and encumbrances and subject to any restrictions and easements of record, other than any HUD financing.
   B. Closing shall occur on a date set by Buyer, but in any event not later than 30 days after the date Buyer exercises the option. Prorations, representations, warranties, title considerations, etc. shall all be set forth is a standard real estate contract, to be agreed upon by Seller and Buyer.

All notices required hereunder shall be given in writing and shall be deemed delivered when deposited in the US mail, postage paid, by hand delivery, or by any overnight delivery service, addressed to the parties, as

To Buyer: *James W. Mueller, Jr.*
4950 W. Broad St.
Columbus, Ohio 43228

To Seller: AdCare Health Systems, Inc.
5057 Troy Road
Springfield, Ohio 45502

SELLER:

David A. Tenwick, Chairman

AdCare Health Systems, Inc

BUYER

James W. Mueller, Jr.

James W. Mueller, Jr.